EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated December 15, 2008, relating to the consolidated financial statements and financial statement schedule of Mindspeed Technologies, Inc., (which report expresses an unqualified opinion and included an explanatory paragraph relating to the Company’s adoption of FIN 48 Income Taxes – an interpretation of FASB Statement No. 109, in fiscal 2008) and the effectiveness of Mindspeed Techonolgies, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Mindspeed Technologies, Inc. for the period ended October 3, 2008, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Costa Mesa, CA
June 29, 2009